UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Weatherford International public limited company

(Exact name of registrant as specified in its charter)

Ireland	001-36504	98-0606750
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Bahnhofstrasse 1, 6340 Baar, Switzerland	CH 6340
(Address of principal executive offices)	(Zip Code)

Christina M. Ibrahim	713.836.4000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01	CONFLICT MINERALS DISCLOSURE AND REPORT

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, Weatherford International plc (“Weatherford”, “we”, “our” or “Company”) undertook due diligence measures to determine the source and chain of custody of conflict minerals, defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten used in the production or functionality of products manufactured or contracted for manufacture by Weatherford in calendar year 2014, including a reasonable country of origin inquiry of the conflict minerals used in our products.

Conflict Minerals Disclosures:
A copy of this Form SD and the Weatherford Conflict Minerals Report, filed as Exhibit 1.01 hereto, may be found on our website at www.weatherford.com under “Investor Relations” and “Financial Information and SEC Filings”.

Item 1.02	EXHIBIT

Weatherford's Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD.

Section 2 - EXHIBITS

Item 2.01	EXHIBITS

The following exhibit is filed as part of this report.

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: June 1, 2015	WEATHERFORD INTERNATIONAL PLC

/s/ Christina M. Ibrahim
Christina M. Ibrahim
Executive Vice President, General Counsel and Corporate Secretary